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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.              )*

Name of Issuer:  TEXAS BIOTECHNOLOGY CORPORATION

Title of Class of Securities:  Common Stock

CUSIP Number:  88221T104

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019
                         (212) 373-9200

     (Date of Event which Requires Filing of this Statement)

                             2/9/96

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



















































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CUSIP No.     88221T104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Larry N. Feinberg


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         2,208,824


8.  Shared Voting Power




9.  Sole Dispositive Power

         2,208,824


10. Shared Dispositive Power






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,208,824


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         9.20%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock (the

"Common Stock") of Texas Biotechnology Corporation ("Texas Bio").

Texas Bio's principal executive office is located at 7000 Fannin,

Houston, Texas 77030.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Mr. Larry N.

Feinberg.  Mr. Feinberg is the managing general partner of Oracle

Partners, L.P. and the general partner of Oracle Institutional

Partners, L.P., both of which are investment limited partnerships

(the "Partnerships").  The business office of Mr. Feinberg is

712 Fifth Avenue, 45th Floor, New York, New York  10019.

         Mr. Feinberg has not, during the last five years, been

convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any

violations with respect to such laws.

         Mr. Feinberg is a citizen of the United States of

America.










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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Feinberg may be deemed to

beneficially own 2,208,824 shares of Texas Bio's Common Stock.

The Common Stock is held by the Partnerships and managed accounts over which Mr. Feinberg has voting and investment discretion.

The 2,208,824 shares of Common Stock were purchased from Texas

Bio on February 9, 1996 in a private transaction at an aggregate cost of $4,693,751 ($2.125 per share).  The funds for the

purchase of the Common Stock held in the Partnership came from capital contributions to the Partnerships by their general and limited partners.  The funds for the purchase of Common Stock held in the managed accounts over which Mr. Feinberg has voting and investment discretion came from the managed accounts'

respective funds.  No borrowed funds were used to purchase the

Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.  PURPOSE OF TRANSACTION

         The 2,208,824 shares of Common Stock were acquired for

investment purposes.  Mr. Feinberg may acquire additional shares of Common Stock, dispose of all or some of those shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold those shares.

         Mr. Feinberg does not have any plan or proposal that

relates to, or would result in, any of the actions enumerated in

Item 4 of Schedule 13D.  However, Mr. Feinberg reserves the right




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to discuss company business with management, make proposals to management and/or take other actions to influence the management of Texas Bio should he deem such actions appropriate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Feinberg may be deemed to be

the beneficial owner of 2,208,824 Shares of Texas Bio's Common

Stock, constituting 9.20% of the outstanding shares of Texas

Bio's Common Stock based upon 24,004,144 shares outstanding as of

April 15, 1996.  Information as to the number of outstanding shares was provided to Mr. Feinberg by Texas Bio.  Mr. Feinberg has the power to vote, direct the vote, dispose of and direct the disposition of all the shares of Texas Bio Common Stock to which this filing relates.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Except as set forth herein, Mr. Feinberg does not have

any contract, arrangement, understanding or relationship with any person with respect to the shares of Texas Bio Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information








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set forth in this statement is true, complete and correct.



April 29, 1996



                             /s/ Larry N. Feinberg
                             ________________________________
                                 Larry N. Feinberg










































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